

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Tyler Page
Chief Executive Officer
Cipher Mining Inc.
1 Vanderbilt Avenue, Floor 54, Suite C
New York, NY 10017

   Re: Cipher Mining Inc.
   Registration on Form S-3
   Filed May 4, 2023
   File No. 333-271641

Dear Tyler Page:

   We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration on Form S-3

General

1.   We note that you have provided collateral in connection with your agreements with Luminant ET Service Company LLC and Vistra Operations Company LLC. Please tell us whether your bitcoin serves as collateral pursuant to these agreements or any other agreements. If so, to the extent material, please discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral, and explain any resulting material financing and liquidity risk this raises for your business.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets